April 9, 2010	Robert D. Shin
Tel: 212.536.4885
Fax: 212.536.3901
robert.shin@klgates.com

Ms. Michelle Lacko
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Kandi Technologies, Corp.
Amendment No. 1 to Form S-3
Filed: March 30, 2010
File No. 333-165055

Dear Ms. Lacko,

On behalf of Kandi Technologies, Corp. (“Kandi” or the “Company”), as counsel for the Company, we hereby submit Kandi’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated April 7, 2010, regarding the above referenced Amendment No. 1 to Form S-3.

For the convenience of the Staff, the Staff’s comment is included herein and is followed by the corresponding response of Kandi.

Comment

Prospectus

Selling Stockholders, page 23

1.
We note that the second and third columns in the table reflect the 4.99% beneficial ownership limitation.  In light of the fact that the 4.99% beneficial ownership limitation does not prevent a stockholder from selling some of its holdings and then receiving additional shares, please revise the second and third columns of the table to include the total number and percent of shares of common stock which are beneficially owned by the selling shareholder, including shares that may be issued upon conversion of the notes and/or upon exercise of the warrants issued in conjunction with the notes.

Ms. Michelle Lacko
April 9, 2010

Response

The paragraph above the table incorrectly stated that the table reflects the 4.99% beneficial ownership limitation.  The table includes the total number and percentage of shares of common stock held by each selling stockholder, and does not take into account the ownership limitation.  The paragraph will be amended accordingly.

Comment

Exhibit 5.1

2.
We note your response to our prior comment 15; however, please revise the second to last sentence of the second paragraph to include all assumptions you made in rendering your opinion and delete the reference to “assumptions that are customary in opinion letters of this kind.”

Response

The opinion will be amended to include all assumptions made in rendering the opinion.  The reference to “assumptions that are customary in opinion letters of this kind” will be deleted.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin, Esq.